Hut 8 Corp.

c/o U.S. Data Mining Group, Inc.

1101 Brickell Avenue, Suite 1500

Miami, FL 33131

VIA EDGAR

November 8, 2023

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Eric Envall
David Lin
Kate Tillan
Mark Brunhofer

RE:	Hut 8 Corp. Registration Statement on Form S-4 File No. 333-269738 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the above captioned registration statement (the “Registration Statement”), Hut 8 Corp. (the “Company”) hereby requests that the Registration Statement be declared effective on November 9, 2023 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Please contact Ryan J. Dzierniejko of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3712 with any questions you may have concerning this letter, or if you require any additional information. The Company also requests that you please notify Mr. Dzierniejko by telephone when this request for acceleration of effectiveness of the Registration Statement has been granted.

Sincerely,

HUT 8 CORP.

By:	/s/ Asher Genoot
Name:	Asher Genoot
Title:	President, Hut 8 Corp.

cc:	Aniss Amdiss, Chief Legal Officer and Corporate Secretary, Hut 8 Mining Corp.

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP

June S. Dipchand, Skadden, Arps, Slate, Meagher & Flom LLP

Daniella G. Silberstein, Greenberg Traurig, P.A.

Raffael M. Fiumara, Greenberg Traurig, P.A.